KokiCare, Inc.

Jason Lane

26716 Via Colina

Stevenson Ranch, CA 91381

January 5, 2016

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Matthew Crispino

Staff Attorney

Office of Information

Technologies and Services

Re:

Response to SEC Comment Letter Dated December 23, 2015

KokiCare, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 11, 2015

File No. 333-207220

Dear Mr. Crispino:

We are in receipt of your comment letter dated December 23, 2015 regarding the above referenced filing.  We have incorporated the required information into our amended registration statement and have provided the following response.

Implications of Being an Emerging Growth Company, page 3

1. We note that you removed the disclosure indicating that you “have elected not to use the extended transition period” for complying with new and revised accounting standards. Please revise to reinstate this disclosure and as previously requested, revise to disclose that your election to opt out of the extended transition period for complying with new and revised accounting standards is irrevocable. Alternatively, explain why you believe revision is not necessary.

Response: revised

Sincerely,

/s/ Jason Lane

Jason Lane

Chief Executive Officer, Financial Officer and Chief Accounting Officer